Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS
The following table sets forth our ratio of earnings to fixed charges for the years ended December 31 2005, 2006, 2007, 2008, and 2009. As earnings were inadequate to cover the combined fixed charges, we have provided the average deficiency amounts.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Earnings:
Net loss	$(21,923)	$(26,760)	$(9,172)	$(32,402)	$(27,278)
Add: Fixed Charges	650	696	660	693	462

Earnings as defined	$(21,273)	$(26,064)	$(8,512)	$(31,709)	$(26,816)

Fixed Charges:
Interest expensed	$189	$69	$—	$—	$—
Estimated interest component of rent	461	627	660	693	462

Total fixed charges	$650	$696	$660	$693	$462

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency	$(21,923)	$(26,760)	$(9,172)	$(32,402)	$(27,278)